UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)1

InnSuites Hospitality Trust

(Name of Issuer)

Shares of Beneficial Interest

(Title of Class of Securities)

756125 10 0

(CUSIP Number)

James F. Wirth, 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020
(602) 944-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(1)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 756125 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James F. Wirth

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only

4.	Source of Funds AF, PF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200,000

	8.	Shared Voting Power 5,517,869

	9.	Sole Dispositive Power 200,000

	10.	Shared Dispositive Power 5,517,869

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,717,869

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 65.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) Shares of Beneficial Interest (hereafter “Shares”) (b) InnSuites Hospitality Trust (hereafter “IHT”) 1615 E. Northern Avenue Suite 102 Phoenix, Arizona 85020
Item 2.	Identity and Background
(a) James F. Wirth (b) 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020 (c) Chairman, President and Chief Executive Officer of IHT (d) No (e) No (f) United States of America
Item 3.	Source and Amount of Funds or Other Consideration

Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a corporation owned by Mr. and Mrs. Wirth.  Mr. and Mrs. Wirth received 32,352 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them.  Mr. and Mrs. Wirth received 5,000 Shares on November 8, 2002 in respect of their ownership interests in and services provided to Suite Hospitality Management Inc.  On July 27, 2000, IHT repurchased 300,000 Shares from Mr. and Mrs. Wirth and, on July 26, 2002, IHT repurchased 183,513 Shares from Mr. and Mrs. Wirth.  Mr. and Mrs. Wirth acquired 153,930 Shares in open market purchases with personal funds between December 18, 1998 and January 31, 2003 at market prices at the time of each purchase.  On February 2, 2004 and February 18, 2004, Mr. and Mrs. Wirth received 47,363 Shares and 8,200 Shares, respectively, as consideration for the purchase by Suite Hospitality Management Inc. of all of the outstanding shares of InnSuites Licensing Corp., a corporation owned by Mr. and Mrs. Wirth.  On March 24, 2004, Mr. Wirth converted 50,000 Class B Units (“Units”) in RRF Limited Partnership, an entity controlled by and consolidated with IHT, into 50,000 Shares as the Units were convertible into Shares on a one-for-one basis.  On December 3, 2004, Mr. and Mrs. Wirth acquired beneficial ownership of 25,120 Shares that were purchased by their dependent children.  On January 31, 2005, Mr. and Mrs. Wirth received 3,905,173 Shares as a distribution in respect of Units directly or indirectly owned by them in RRF Limited Partnership, acquired beneficial ownership of 96,383 Shares in return for the cancellation of a note held by a corporation owned by Mr. and Mrs. Wirth, acquired beneficial ownership of 180,630 shares in return for the cancellation of notes held by their dependent children, and received 1,000,000 Shares upon conversion of 1,000,000 Units directly or indirectly owned by them.  The Shares reported on this Schedule 13D also include options for 50,000 Shares that are exercisable within 60 days by Mr. Wirth.

Item 4.	Purpose of Transaction

Mr. Wirth acquired the Shares for investment purposes as a result of the above-described transactions.  As a result of the above-described transactions, Mr. and Mrs. Wirth have acquired beneficial ownership of a majority of IHT’s outstanding Shares.

Item 5.	Interest in Securities of the Issuer

(a)                                  Mr. Wirth beneficially owns 5,717,869 Shares, representing approximately 65.6% of the outstanding Shares.  Mr. Wirth owns 5,517,869 of those Shares jointly with his wife, Gail J. Wirth, including 2,252,852 Shares owned by corporations controlled by Mr. and Mrs. Wirth and 205,750 Shares owned by their dependent children.  Mr. Wirth disclaims beneficial ownership of 150,000 Shares held by Mrs. Wirth and this Schedule 13D should not be deemed an admission that Mr. Wirth is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose.

(b)                                 Mr. Wirth has sole voting and dispositive power with respect to 200,000 Shares and shared voting and dispositive power with respect to 5,517,869 Shares.  Mr. Wirth shares voting and dispositive power with his wife, Gail J. Wirth.  Mrs. Wirth is an officer and/or director of several privately-held companies controlled by her and Mr. Wirth.  Mrs. Wirth’s business address is 1615 E. Northern Avenue, Suite 102, Phoenix, Arizona 85020.  Mrs. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting her to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mrs. Wirth is a citizen of the United States of America.

(c) Other than as described in Item 3, above, Mr. and Mrs. Wirth have not acquired or disposed of any Shares within the past 60 days.
(d) Not Applicable.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to Be Filed as Exhibits
99(a) Debt Exchange Agreement, effective as of January 31, 2005, between IHT and RRF Limited Partnership.

99(b) Yuma Acquisition Agreement, effective as of January 31, 2005, between IHT and RRF Limited Partnership.
99(c) Note Exchange Agreement, effective as of January 31, 2005, between IHT and Hulsey Hotels Corporation.
99(d) Notes Exchange Agreement, effective as of January 31, 2005, between IHT and the note holders named therein.
99(e) Class B Units Conversion Agreement, effective as of January 31, 2005, between IHT and the Class B Unit holders named therein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2005
Date
/s/ James F. Wirth
Signature
James F. Wirth
Name/Title